"Exemption No. 82-3998"

Notice to the Oslo Stock Exchange

ORKLA

www.orkla.com
P.O.Box 423 Skøyen, N-0213 Oslo, Norway Tel: +47-2254 4000 E-mail: info@orkla.no

Orkla ASA – new bond issue and buy-back offer concluded

Reference is made to the announcement on 30 March 2009 about new bond issues. The new bond issues, both with 5 year tenors, have now been concluded with the following volumes:

ISIN NO 001 050290.9 (Fixed Rate) : NOK 1,250,000,000

ISIN NO 001 050291.7 (FRN): NOK 400,000,000

The bonds are issued under the company's newly updated EMTN-program, and the settlement date is 22 April 2009.

In connection with the above-mentioned new bond offering, Orkla ASA, through the arrangers DnB NOR Markets and Nordea Markets, offered to buy back ORK02 and ELK15 in exchange for subscriptions in the new loans. The following volumes were bought back:

ORK02: zero

ELK15: NOK 322,500,000

Orkla ASA,
Oslo, 21 April 2009

Contacts:
Geir Solli, SVP Finance, Tel: +47 2254 4461
Rune Helland, SVP Investor Relations, Tel: +47 2254 4411

"Exemption No. 82-3998"

Notice to the Oslo Stock Exchange

ORKLA
www.orkla.com
P.O.Box 423 Skøyen, N-0213 Oslo, Norway Tel: +47-2254 4000 E-mail: info@orkla.no

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Release of first quarter results 2009

Orkla will report first quarter results 2009 on Wednesday 6 May 2009 at 7.00 a.m. CET.

A presentation of the first quarter results will be held at 8.00 a.m. in Oslo (Vika Atrium, Munkedamsvn. 45). The presentation and Q&A session will be simultaneously translated to English. Both the presentation and the following Q&A-session can be viewed via WebCast at www.orkla.com. It will be possible to ask questions through web.

Orkla ASA
Oslo, 21 April 2009

Contact Orkla Investor Relations:
Rune Helland
Tel: +47 22 54 44 11

Siv Merethe S. Brekke
Tel: +47 22 54 44 55